Exhibit 99(a)(1)(I)

Tangoe Draft Press Release

Marlin Equity Partners Completes Take-Private Acquisition of Tangoe, Inc. and Combination with Asentinel, LLC

Combination creates a global leader of technology lifecycle management solutions with more than $38 billion of spend under management

LOS ANGELES, PARSIPPANY, N.J. and MEMPHIS, Tenn. June 16, 2017 — Marlin Equity Partners (“Marlin”), a global investment firm, announced today that it has completed the take-private acquisition of Tangoe, Inc. (OTCPK: TNGO) and combination with Asentinel, LLC, an existing Marlin portfolio company, to create a global leader of technology lifecycle management (“TLM”) solutions. The combined company will operate under the Tangoe brand and be headquartered in Parsippany, New Jersey, with research and development centers, sales and service offices, and customer excellence and service delivery hubs located around the globe to support more than 1,300 customers.

In addition, enterprise software veteran, Robert Irwin, has been appointed to serve as CEO of the newly combined company, succeeding Jim Foy who stepped in from the board to guide Tangoe through the last year. Mr. Irwin brings more than 30 years of global experience in operations, sales, consulting and senior management in the technology sector, including serving as CEO of EMS Software, TDCI and Sterling Commerce.

Mr. Irwin will be supported by the seasoned executives at Tangoe and Asentinel, who will remain in key positions, including Chris Taylor as Chief Financial Officer, Sidra Berman as Chief Marketing Officer, Tom Flynn as Chief Administrative Officer, Mike Sheridan as Chief Revenue Officer, Eric Wansong as Chief Customer Officer and Tim Whitehorn as Chief Product Officer.

“We are very thankful to Jim Foy for his stewardship of Tangoe over the last year and wish him well as he turns his attention to outside board responsibilities. The combination of Tangoe and Asentinel allows us to leverage the industry’s deepest domain expertise in our continued pursuit to deliver the broadest and most innovative suite of solutions to the market and we look forward to beginning a new phase of growth as a unified company,” stated Mr. Irwin. “Together, we are the clear market leader with the scale and capabilities to deliver an unrivaled value proposition and superior service level to our customers and partners across all geographies.”

“Tangoe is ideally positioned to capitalize on the tremendous opportunity we see in the TLM market, and we are thrilled to partner with the new leadership team to build upon the company’s longstanding relationships with its established customers,” said Peter Chung, a principal at Marlin. “We are committed to supporting Tangoe with the strategic and financial resources that will help accelerate overall growth, technological innovation and the delivery of a best-in-class product offering to its clients.”

The combination of Asentinel’s proven performance and automation capabilities with Tangoe’s market share and scale will offer global clients the most comprehensive TLM offerings in the market. The newly combined company will enable enterprises across the globe to manage and optimize spend across multiple IT categories by providing deep visibility into the complex processes associated with their assets and expenses.

Marlin’s acquisition of Tangoe was effected through a tender offer for all of the outstanding shares of common stock of Tangoe followed by a second-step merger. The tender offer, which was made at $6.50 per share pursuant to the Agreement and Plan of Merger, dated as of April 27, 2017, by and among Tangoe, Asentinel and TAMS Inc., expired as scheduled at 10:00 a.m., New York City time, on Thursday, June 15, 2017.

A total of 32,177,060 shares of common stock of Tangoe (including the 941,077 shares of common stock of Tangoe tendered by notice of guaranteed delivery), representing approximately 80.6% of the outstanding shares, were validly tendered and not withdrawn in the tender offer. According to the terms of the tender offer, shares that were validly tendered and not withdrawn have been accepted for payment. The total number of shares of common stock validly tendered and not withdrawn (including shares tendered by notice of guaranteed delivery), together with any shares of common stock held by Marlin and its affiliates, represented approximately 92% of the Tangoe shares outstanding before the subsequent second-step merger. In connection with the second-step merger, all shares not validly tendered in the tender offer were canceled and converted into the right to receive $6.50 per share.

Schulte Roth & Zabel LLP acted as legal counsel to Marlin. Stifel acted as financial advisor and Wilmer Cutler Pickering Hale and Dorr LLP acted as legal counsel to Tangoe.

About Marlin Equity Partners

Marlin Equity Partners is a global investment firm with over $6.7 billion of capital under management. The firm is focused on providing corporate parents, shareholders and other stakeholders with tailored solutions that meet their business and liquidity needs. Marlin invests in businesses across multiple industries where its capital base, industry relationships and extensive network of operational resources significantly strengthen a company’s outlook and enhance value. Since its inception, Marlin, through its group of funds and related companies, has successfully completed over 100 acquisitions. The firm is headquartered in Los Angeles, California with an additional office in London. For more information, please visit www.marlinequity.com.

About Tangoe, Inc.

Tangoe, Inc. is a leading global provider of technology lifecycle management (“TLM”) solutions to a wide range of global enterprises and service providers. Tangoe helps companies across industries drive both bottom-line improvements and top-line growth through digital transformation initiatives. For more information, please visit www.tangoe.com.

Tangoe is a registered trademark of Tangoe, Inc.

About Asentinel

Asentinel, a leading provider of technology and telecom expense management (“TEM”) and mobility managed services (“MMS”), meets the needs of customers by providing lifecycle solutions delivered through a customer-focused, technology-driven SaaS platform. The company serves a growing client base of Global 2000, Fortune 1000 and multinational entities that rely on the power of TEM and MMS to reduce spend, automate processes, manage inventory and maximize business intelligence and actionable analytics. For more information, please visit www.asentinel.com.

For Marlin Inquiries:

Marlin Equity Partners

Peter Spasov, 310-364-0100

pspasov@marlinequity.com

For Tangoe Inquiries:

Tangoe, Inc.
Shannon Cortina, 732-637-2010
shannon.cortina@tangoe.com

For Asentinel Inquiries:

Asentinel LLC

Mark Ledbetter, 901-752-6202

mark.ledbetter@asentinel.com